Technology Applications International Corporation

18851 N.E. 29th Avenue, Suite 700,

Adventura, Florida, 33180

Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Technology Applications International Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed September 4, 2012 File No. 333-183683

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed April 16, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 22, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 20, 2012

File No. 000-53878

         January 17, 2012

Dear Ms. Long,

This letter sets forth the response of Technology Applications International Corporation (“TAIC” or the “Company”) to the Staff’s comment letter dated January 10, 2013.  Further, we have filed an Amendment No. 4 to Registration Statement on Form S-1 filed September 4, 2012, to address the comments as referenced in our responses below.

Registration Statement on Form S-1

Prospectus Cover Page

1. We note that in response to comment four of our letter dated December 10, 2012 you have deleted the “Subject to Completion” legend required by Item 501(b)(10) of Regulation S-K. Please include this legend in the form indicated by Item 501(b)(10)(iv).

Response: The Company has reinserted the legend required by Item 501(b)(10) of Regulation S-K.

Selling Shareholders, page 4

2. We note your disclosure that the Class A Warrants issued between November 1, 2011 and June 30, 2012 expire one year after the date of issuance, which suggests that some of the Class A Warrants have already expired. Please advise.

Response:  The Company has revised the Form S-1 Registration statement to only include the Class A Warrants that are still exercisable as per the terms of the Class A Warrants.

Selling Security Holders, page 20

3. We note your disclosure here and elsewhere that you completed a private placement offering of 1,030,000 units on June 30, 2012. However, your disclosure on page four of your prospectus suggests that the offering was actually for 1,030 units. Please advise and reconcile your disclosure here and elsewhere as appropriate.

Response: The Company has revised to state that it sold 1,030 units in the private placement offering that was closed on June 30, 2012.

Plan of Distribution, page 23

Exercise of Warrants, page 25

4. We note your disclosure in this section continues to state that the Class A Warrant entitles the holder to purchase one additional share of common stock, as opposed to 1,000 additional shares of common stock. Please reconcile your disclosure.

Response: The Company has revised to state that the Class A Warrant entitles the holder to purchase 1,000 additional shares.

Description of the Business, page 26

Products, page 25

Renueill Int’l, Inc., page 25

5. We note your revisions in response to comment 15 of our letter dated December 10, 2012. Please further explain your statement that the “work is sponsored by NASA’s Office of Biological and Physical Research” and the “bioreactor is managed by the Biotechnology Cell Science Program at NASA’s Johnson Space Center.” As currently drafted, the disclosure suggests that NASA is actively involved in the process of making the cosmetics. To the extent that NASA is not involved in the process, please revise your disclosure so that this is clear. In addition, the relevance of the last sentence regarding scientists’ understanding of normal and cancerous tissue development is unclear. Please advise or delete this sentence.

Response: The Company has deleted the above phrasing as NASA is not involved in the process of making the cosmetics.

Distribution Agreement, page 28

6. We note that you were required to make a deposit of $50,000 in connection with the Distribution Agreement, and that you will be required to place a 50% down payment on a purchase order by January 15, 2013 or upon the completion of specified testing. Please disclose the amount that you have already paid pursuant to the Distribution Agreement. Please also disclose the amount that you will be required to pay in the next 12 months. Please include a similar discussion in your Liquidity and Capital Resources discussion on page 40, including your anticipated commitments under the Distribution Agreement and how you intend to fund such commitments.

Response: The Company has revised the Distribution Agreement section to state that the $50,000 payment has already been made by the Company and the amount that the Company will be required to purchase within the next 12 months; The Company has also revised the Liquidity and Capital Resources discussion to include the following paragraph:

The Company has paid the $50,000 deposit that was required in the Third Amendment of the Distribution Agreement. In order to fulfill the quota requirements of the Third Amendment of the Distribution Agreement the Company will have to order 1,000,000 units by the end of the first year. The minimum dollar amount that the Company will have to purchase per the Distribution Agreement in the first year is Six Million Seven Hundred Thousand Dollars ($6,700,000) in products, depending on what products we order. The Company will use a portion of the proceeds from the sale of this Offering towards the purchase of new inventory from Regenetech. In order to be able to purchase the remainder of the quota requirement, the Company will have to rely on the sale of its current products, the new products that are purchased from the sale of this Offering, and new orders of its product, which there can be no assurance of. If those funds are insufficient, management’s plan is to obtain such additional resources for the Company by seeking capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However, there are no present arrangements for this funding and management cannot provide any assurances that the Company will be successful in securing these resources.

7. We note that Note 1 to Exhibit A of the Distribution Agreement says that your purchase order for certain “Duo-Packs” is conditioned upon the “completion of stability testing of newly developed shampoo and approval by testing authority.” We further note that the Agreement says that if the testing fails, and you do not purchase an equivalent order for the same dollar amount on the date the testing fails, your worldwide exclusivity is revoked. Please revise your disclosure to explain the specific testing required and who is considered the “testing authority.”

Response: The Company has revised the statement to disclose that the stability testing will comprise of ingredient consistency testing for the shampoo product to ensure that all the ingredients are compatible; this testing will be performed by LaDove Labs, Inc., which is located in Hialeah, Florida.

Transactions with Related Persons, Promoters and Certain Control Persons, page 46

8. Please revise your disclosure to indicate that the amount of expense recorded by the company is for the three and nine months ended September 30, 2012. The current disclosure states that these amounts are only for the three months ended September 30, 2012.

Response: The Company has revised its disclosure to state that it is for the three and nine months ended September 30, 2012.

Recent Sales of Unregistered Securities, page II-2

9. Please revise your disclosure to indicate the exemption from registration applicable to the sales of unregistered securities disclosed in this section. See Item 701(d) of Regulation S-K.

Response: The Company has indicated the exemption from registration applicable to the sales of its unregistered securities disclosed in this section as requested.

Exhibit 5.1

10. Please have counsel revise the opinion to opine on the legality of the S-1 warrants. See Section II.B.1.f. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: The Company’s counsel has revised accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2012

11. Please comply with the above comments in your future Exchange Act reports, as applicable.

Response: We will comply in our future filings.

Technology Applications International Corporation

/s/Charles J. Scimeca

Name: Charles J. Scimeca

Title: Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer